Exhibit 99.1

FRONTEO, Inc. Reports Unaudited Full Fiscal Year 2017 Financial Results

TOKYO, May 15, 2017 (GLOBE NEWSWIRE) — FRONTEO, Inc. (NASDAQ:FTEO) (TSE:2158) (“FRONTEO” or the “Company”), a leading provider of international litigation support and big-data analysis services, announced today its unaudited financial results for the fiscal fourth quarter (the “fourth quarter” of 2017) and fiscal year ended March 31, 2017. All figures are prepared in accordance with the generally accepted accounting principles of Japan (“Japanese GAAP”).

“We are pleased to have finished the year on a strong note, making a number of strides in our business in fiscal year 2017,” stated FRONTEO’s Chairman and Chief Executive Officer Masahiro Morimoto. “We have been deeply focused on the development of data analysis technologies that support the investigation of illegal activities and international litigations since our inception. As such, we are delighted that our net sales for eDiscovery, legal and compliance professional services, and others all finished with solid topline growth in the fourth quarter of 2017. Additionally, we successfully executed on two cross border projects for our legal business in the third quarter of the fiscal year, which clearly demonstrates our ability to complete M&A transactions that will further enhance our business in the future.

“In addition to providing solutions for the legal field, we can also provide effective solutions for enterprises in many other fields, including healthcare, business intelligence, and digital communications, using our AI engine KIBIT. In the fourth quarter, we introduced new management to our AI business, which we believe have significantly strengthened our organization and will accelerate our growth going forward. Importantly, our AI services have been widely recognized, even from conservative industries such as finance. We are encouraged by the results we are seeing and are confident that we will continue to grow our AI business in fiscal year 2018.

“In the past year, we have also made significant progress in the development of our healthcare business, which we consider to be the pillar of our mid-term growth driver. Specifically, using our proprietary KIBIT AI engine, we began to collaborate with the Japanese Foundation for Cancer Research on the ‘Cancer Precision Medicine AI System’ and co-developed the ‘Prediction of Patient Fall System’ with NTT Medical Center Tokyo. Although both projects are still in their early stages of investments, we believe there are tremendous growth opportunities associated with these partnerships. We also aim to earn profits through the commercialization of pharmacovigilance by the end of fiscal year 2020. Looking ahead, leveraging our KIBIT AI engine, we will continue to focus on the expansion of our legal business and the further development of our AI business.”

Fourth Quarter 2017 Financial Results

SALES: Net sales for the fourth quarter 2017 came in at JPY3,245 million (US$29.1 million), as compared to JPY2,953 million in the prior year period.

GROSS PROFIT: For the fourth quarter 2017, gross profit was JPY1,331 million (US$12.0 million), as compared to JPY1,202 million in the prior year period. Gross margin was 41.0% in the fourth quarter 2017 as compared with 40.7% in the prior year period.

OPERATING EXPENSES AND INCOME (LOSS): Total operating expenses for the fourth quarter 2017 were JPY1,435 million (US$12.9 million), as compared to JPY1,265 million in the prior year period. Operating loss for the fourth quarter 2017 was JPY103 million (US$0.9 million), as compared to an operating loss of JPY63 million in the prior year period.

NET INCOME (LOSS): Net income for the fourth quarter 2017 was JPY159 million (US$1.4 million), as compared to a net loss of JPY92 million in the prior year period.

EARNINGS (LOSS) PER SHARE: Net loss per ordinary share (basic) for the fourth quarter 2017 was JPY21.21 (US$0.19), as compared to a net loss per ordinary share (basic) of JPY5.47 in the prior year period.

As of March 31, 2017, the Company had a total of 37,921,862 ordinary shares outstanding, or the equivalent of 18,960,931 ADSs. Each ADS represented two shares of the Company’s common stock.

BALANCE SHEET: As of March 31, 2017, the Company’s cash and deposits were JPY4,536 million (US$40.7 million).

Financial Outlook

Based on information available as of May 15, 2017, for the fiscal year ending March 31, 2018, the Company expects its sales to be approximately JPY14,000 million (US$133.3 million), representing a year-over-year growth of approximately 21.8%; operating income to be approximately JPY200 million (US$1.9 million), ordinary income to be approximately JPY190 million yen, and net income attributable to owners of the parent to be approximately JPY90 million yen. These forecasts reflect the Company’s current and preliminary view, which is subject to change.

(Note) The above forecast for fiscal year 2018 is based on the exchange rate assumption of 1US$=JPY105.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Exchange Rate

This announcement contains translations of certain JPY amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from JPY to US$ were made at the rate of JPY111.41 to US$1.00, the noon buying rate in effect on March 31, 2017 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the JPY or US$ amounts referred could be converted into US$ or JPY, as the case may be, at any particular rate or at all.

For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About FRONTEO, Inc.

FRONTEO, Inc. (“FRONTEO”) (Nasdaq:FTEO) (TSE:2158) supports the analysis of big data based on behavior informatics by utilizing its technology, “KIBIT”. FRONTEO’s KIBIT technology is driven by FRONTEO AI based on knowledge acquired through its litigation support services. KIBIT incorporates experts’ tacit knowledge, including their experiences and intuitions, and utilizes that knowledge for big data analysis. FRONTEO continues to expand its business operations by applying KIBIT to new fields such as healthcare and marketing. FRONTEO was founded in 2003 as a provider of eDiscovery and international litigation support services. These services include the preservation, investigation and analysis of evidence materials contained in electronic data, and computer forensic investigation. FRONTEO provides eDiscovery and litigation support by making full use of its data analysis platform, “Lit i View®”, and its Predictive Coding technology adapted to Asian languages. The company name was changed from UBIC, Inc. to FRONTEO, Inc. as of July 1, 2016.

For more information about FRONTEO, contact usinfo@fronteo.com or visit http://www.fronteo.com/global/

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that FRONTEO expects to manage this year and the potential uses for FRONTEO’s new service in intellectual property-related litigation, contain forward-looking statements. FRONTEO may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about FRONTEO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FRONTEO’s goals and strategies; FRONTEO expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, FRONTEO’s services; FRONTEO’s expectations regarding keeping and strengthening its relationships with customers; FRONTEO’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where FRONTEO provides solutions and services. Further information regarding these and other risks is included in FRONTEO’s reports filed with, or furnished to the Securities and Exchange Commission. FRONTEO does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and FRONTEO undertakes no duty to update such information, except as required under applicable law.

CONTACT:

FRONTEO Global PR

FRONTEO USA, Inc.

Tel: (212) 924-8242

global_pr@fronteo.com

Source: FRONTEO, Inc.